AIRBITZ, INC.

Unaudited Financial Statements For The Years Ended December 31, 2015 and 2014

October 13, 2016


Unaudited Financials

Independent Accountant's Review Report

To Management
Airbitz, Inc.
San Diego, CA

I have reviewed the accompanying balance sheet of Airbitz, Inc. as of December 31, 2015 and 2014, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 13, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

AIRBITZ, INC.
BALANCE SHEET
DECEMBER 31, 2015 AND 2014
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ASSETS

	2015	2014
CURRENT ASSETS		
Cash	$ 113,672	$ 1,311
Virtual Currency	40,474	32,198
TOTAL CURRENT ASSETS	154,146	33,509
NON-CURRENT ASSETS		
Property, Plant, and Equipment, Net	9,005	13,860
Leasehold Improvements, Net	1,999	-
Deposits	1,377	1,377
TOTAL NON-CURRENT ASSETS	12,381	15,237
TOTAL ASSETS	$ 166,527	$ 48,746

LIABILITIES AND STOCKHOLDERS' EQUITY

	2015	2014
CURRENT LIABILITIES		
Accounts Payable	$ 7,143	$ -
Accrued Interest Payable	7,286	-
Deferred Wages Payable	80,342	1,943
TOTAL CURRENT LIABILITIES	94,771	1,943
NON-CURRENT LIABILITIES		
Notes Payable	836,671	300,084
TOTAL LIABILITIES	931,442	302,027
STOCKHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized and 846,250 outstanding, no par value)	375,000	350,000
Retained Earnings (Deficit)	(1,139,914)	(603,281)
TOTAL STOCKHOLDERS' EQUITY	(764,914)	(253,281)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 166,527	$ 48,746

AIRBITZ, INC.
INCOME STATEMENT
For the years ended December 31, 2015 and 2014
_____

	2015	2014
Operating Income		
Sales	$ -	$ -
Gross Profit	-	-
Operating Expense		
Salaries	334,330	208,029
Advertising	59,983	27,370
Computer & Internet	16,360	26,622
General & Administrative	11,594	13,742
Rent & Utilities	34,548	27,404
Professional Fees	15,849	272,955
Meals and Entertainment	3,617	799
Travel	28,211	26,725
Partnership Fee	20,000	-
Depreciation	4,855	2,962
	529,347	606,607
Net Income from Operations	(529,347)	(606,607)
Other Income (Expense)		
Interest Expense	(7,286)	-
Other Income	-	193
Net Income	$ (536,633)	$ (606,414)

AIRBITZ, INC.
STATEMENT OF CASH FLOWS
For the years ended December 31, 2015 and 2014
_____

	2015	2014
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (536,633)	$ (606,414)
Change in Virtual Currency Balance	(8,276)	(32,198)
Change in Accounts Payable	7,143	-
Change in Deferred Wages	78,399	1,943
Net Cash Flows From Operating Activities	(459,367)	(636,669)
Cash Flows From Investing Activities		
Purchase of Equipment	-	(16,822)
Change in Accrued Depreciation	4,855	2,962
Change in Deposits	-	(1,377)
Change in Leasehold Improvements	(1,999)	-
Net Cash Flows From Investing Activities	2,856	(15,237)
Cash Flows From Financing Activities		
Sale of Notes	536,587	300,084
Change in Contributed Capital	25,000	353,133
Change in Accrued Interest	7,286	-
Net Cash Flows From Investing Activities	568,873	653,217
Cash at Beginning of Period	1,311	-
Net Increase (Decrease) In Cash	112,362	1,311
Cash at End of Period	$ 113,672	$ 1,311

AIRBITZ, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
DECEMBER 31, 2015 AND 2014

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ORGANIZATION AND NATURE OF ACTIVITIES

Airbitz, Inc. ("the Company") is a California corporation that designs distributed systems with open source, ethical encryption technologies. The Company seeks to apply its systems to impactful global applications and to enable non-technical users to fully own and control their digital assets.

Airbitz intends to conduct an equity crowdfund offering under Title III of the JOBS Act during the fourth quarter of 2016 in order to raise operating capital. The Company's ability to continue as a going concern beyond the end of the fiscal year may be dependent on the outcome of the crowdfund offering or on management's efforts to raise capital in other ways.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. The estimated liquidation value of the Company's virtual currency assets and the useful lives of the Company's equipment are the only significant estimates contained in the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Virtual Currency

Virtual currencies consist of non-cash digital assets (such as bitcoin) which the Company holds in connection with its business. Virtual currencies are considered cash equivalents and are employed as such by the Company in connection with its business activities. Virtual currencies are not insured or otherwise guaranteed.

Property, Plant and Equipment

The Company capitalizes equipment with an original value of $1,000 or greater. The Company's fixed assets consist primarily of food production and office equipment used in its day to day operations.

Depreciation expense is calculated on a straight-line basis. For 2015, the Company recorded depreciation expense in the amount of $4,855. For 2014, the Company recorded depreciation expense in the amount of $2,962.

AIRBITZ, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

_____

Revenue

The Company intends to earn revenue from licensing its proprietary software for use by other companies. The Company earned no sales revenue during the years ended December 31, 2015 and 2014.

Federal Income Taxes

The Company elected to be treated as a Subchapter S Corporation for tax year 2014 and prior and was not a tax paying entity for federal income tax purposes in those years. Items of income and expense were allocated to the shareholders of the Company and reported on their individual tax returns.

The Company revoked its S Corp election in 2015. For tax year 2015, the Company reported a net operating loss which will be carried forward to future years. Due the uncertainty associated with the Company's ability to take advantage of the tax benefit of the net operating loss carry forward, management has elected not to record a valuation allowance.

The Company's federal tax filing for fiscal year 2015 will fall within the statutory period of review by the IRS until 2019. The Company's federal tax filing for fiscal year 2014 will fall within the statutory period of review by the IRS until 2018.

State Income Taxes

The Company is subject to California Franchise and Income Tax. For 2015, the Company incurred tax due to the State of California in the amount of $822. Airbitz had no tax due to the State of California for 2014. The Company's California tax filing for 2015 will remain subject to review by that state until 2020. The Company's California tax filing for 2014 will remain subject to review by that state until 2019.

Notes Payable

The Company has notes payable to various lenders ("the Notes") which it has given in exchange for loans of operating capital. The Notes have staggered repayment schedules (generally over five year periods) based on when the associated borrowings occurred, and accrue interest at a rate of 5% annually. As of the end of 2015, none of the Notes had entered repayment. None are expected to enter repayment in 2016.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The value of virtual currencies is not guaranteed or insured. Virtual currencies are not held by third party financial institutions, which subjects them to unusual risk of theft or to loss due to technical failure. Virtual currencies are commonly considered to be high risk instruments due to their historical market volatility.

AIRBITZ, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 13, 2016, the date that the financial statements were available to be issued.